UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 1)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

NXP Semiconductors N.V.

(Name of Subject Company)

NXP Semiconductors N.V.

(Name of Person Filing Statement)

Common Stock, Par Value EUR 0.20 Per Share

(Title of Class of Securities)

N6596X109

(CUSIP Number of Class of Securities)

Dr. Jean A.W. Schreurs

SVP and Chief Corporate Counsel

60 High Tech Campus

5656 AG

Eindhoven, The Netherlands

+31-40-2728686

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

Kenton J. King

Allison R. Schneirov

Alexandra J. McCormack

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

212-735-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to Schedule 14D-9 (this “Amendment No. 1”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed with the Securities and Exchange Commission (the “SEC”) on November 18, 2016 (together with any subsequent amendments and supplements thereto, the “Schedule 14D-9”), by NXP Semiconductors N.V., a public limited liability company (naamloze vennootschap) organized under the laws of The Netherlands (the “Company” or “NXP”). The Schedule 14D-9 relates to the offer (the “Offer”) by Qualcomm River Holdings B.V. (“Buyer”), a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of The Netherlands and an indirect, wholly owned subsidiary of QUALCOMM Incorporated, a Delaware corporation (“Parent”), to acquire all of the outstanding common shares, par value €0.20 per share, of the Company (the “Shares”) at a purchase price of $110.00 per Share, less any applicable withholding taxes and without interest to the holders thereof, payable in cash (such offer, on the terms and subject to the conditions set forth in the offer to purchase, dated November 18, 2016, and in the related letter of transmittal, each as filed on Schedule TO, together with any amendments or supplements thereto, the “Offer”).

All information regarding the Offer as set forth in the Schedule 14D-9, including all exhibits and annexes that were previously filed with the Schedule 14D-9, is hereby expressly incorporated by reference into this Amendment No. 1, except that such information is hereby amended and supplemented to the extent specifically provided for herein. Capitalized terms used but not defined in this Amendment No. 1 have the meanings ascribed to them in the Schedule 14D-9.

Item 4.	The Solicitation or Recommendation

Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:

(a) By replacing the text under the heading “Solicitation or Recommendation” beginning on page 16 in its entirety as follows:

At a meeting held on October 26, 2016, after due and careful discussion and consideration, on behalf of the Company, the NXP Board duly and unanimously (i) determined that, on the terms and subject to the conditions set forth in the Purchase Agreement, the Purchase Agreement and the transactions contemplated thereby (other than the Designated Post-Offer Transactions) are in the best interests of the Company, its business and strategy and its shareholders, employees and other relevant stakeholders, (ii) approved the terms and conditions of the Purchase Agreement and the transactions contemplated thereby (other than the Designated Post-Offer Transactions) and the execution, delivery and performance of the Company’s obligations under the Purchase Agreement, and (iii) resolved, on the terms and subject to the conditions set forth in the Purchase Agreement, to support the Offer, to recommend acceptance of the Offer by the shareholders of the Company and to recommend approval and adoption of the resolutions relating to the EGM. A copy of the Purchase Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

(b) By replacing the text under the heading “Reasons for the Recommendation of the NXP Board” beginning on page 24 in its entirety as follows:

In evaluating the Purchase Agreement and the transactions contemplated thereby, the NXP Board consulted regularly with senior management of the Company, as well as with representatives of Qatalyst, Skadden and De Brauw. In the course of (i) approving the terms of, and the transactions contemplated by the Purchase Agreement (other than the Designated Post-Offer Transactions), (ii) determining to support the Offer and the transactions contemplated thereby (other than the Designated Post-Offer Transactions), (iii) recommending the Offer for acceptance to Company shareholders, in each case, subject to the terms and conditions of the Purchase Agreement and the other documents contemplated thereby, and (iv) concluding that the Offer and the transactions contemplated by the Purchase Agreement (other than the Designated Post-Offer Transactions) are in the best interest of the Company, its business and strategy and its shareholders, employees, customers and other stakeholders, the NXP Board considered numerous reasons, including the following non-exhaustive list of reasons, which are listed in no particular order of importance, each of which, in the view of the NXP Board, supported such determinations, in addition to the reasons mentioned above in “—Background of the Purchase Agreement” in this Item 4:

Adequacy of the Offer Consideration

The NXP Board considered certain reasons concerning the adequacy of the Offer Consideration, including, among other things:

•	Premium to Market Price. The relationship of the Offer Consideration to the historical market prices of the Shares, including that the Offer Consideration represents a premium of approximately 34% over the $82.24 closing price per Share on September 28, 2016, the last full trading day before the publication of press reports regarding a potential sale of the Company to Parent and an approximately 30% premium over the unaffected average closing price per Share over the 20 trading days prior to and including September 28, 2016. The Offer Consideration is $2.25 per Share less than the Company’s all time high closing price of $112.25 on May 29, 2015. The Offer Consideration represents a price per Share that is greater than the closing price per Share during the Company’s trading history except for five trading days between and including May 28, 2015 and June 2, 2015.

•	Cash Consideration. The fact that 100% of the consideration to be paid in the transaction will be payable in cash, which provides Company shareholders with immediate liquidity and certainty of value, while eliminating long-term business and execution risk.

•	Negotiation Process. The fact that the Company negotiated an increase in the Offer Consideration to $110 per Share in cash from Buyer’s original proposal of $103 per Share in cash on September 11, 2016 as described above in “—Background of the Purchase Agreement” in this Item 4.

•	Active Solicitation of Interest from other Potentially Interested Parties. The fact that, prior to the execution of the Purchase Agreement, the Company and Qatalyst made out-bound inquiries to other potentially interested market participants (as described above in “—Background of the Purchase Agreement” in this Item 4), but that none resulted in a formal indication of interest or proposal to acquire the Company.

•	Qatalyst’s Financial Analysis Fairness Opinion. The financial analyses, presentations and written opinion delivered to the NXP Board by Qatalyst (the “Fairness Opinion”) confirming that the Offer Consideration to be paid to the Company’s shareholders (other than Parent or any affiliate of Parent) pursuant to, and in accordance with, the Purchase Agreement was fair, from a financial point of view, to such shareholders and the asset sale consideration to be paid to the Company pursuant to, and in accordance with, the applicable transaction documents was fair, from a financial point of view, to the Company, in each case as further described and summarized in the sections entitled “—Background of the Purchase Agreement” in this Item 4 and “—(d) Opinion of the Company’s Financial Advisor” in this Item 4. The full text of Qatalyst’s Fairness Opinion is attached hereto as Annex A and sets forth the assumptions made, procedures followed, matters considered and limitations and qualifications of the review undertaken by Qatalyst.

Business Reasons

The NXP Board considered several business reasons for recommending that the Offer is acceptable to NXP shareholders, including, among other things:

•

Business Outlook Challenges and Prospects of the Company. The NXP Board is familiar with the current and historical financial condition and results of operations of the Company, as well as the prospects and strategic objectives of the Company. The NXP Board considered the challenges in the Company’s business outlook if it were to continue on a stand-alone basis, which included the growing challenges faced by the semiconductor industry, including macroeconomic trends and the fact that the industry is highly competitive, cyclical and subject to constant and rapid technological change with short product life-cycles for certain products and wide fluctuations in product supply and demand. The NXP Board also considered the risks inherent in executing upon the Company’s standalone plan, including the risks associated with integrating Freescale, a softening market generally and headwinds being experienced by the Company’s businesses. The NXP Board believes, on the basis of these reasons, and taking into account the strategic rationale for the Offer and other potentially available strategic alternatives, that the Purchase Agreement and the transactions contemplated thereby are the best manner in which to promote sustainable success of the Company’s business going forward and that the Offer Consideration fairly reflects the Company’s intrinsic value, including its potential for future growth.

•	Reputation of Parent. The fact that Parent is a world leader in smartphone Systems-on-a-Chip and 3G/4G/5G modems and has a long history of innovation and has served the industry as a Research and Development engine.

•	Consolidation in Semiconductor Industry. The context of the present wave of consolidation in the semiconductor industry, and the possibility that NXP could become part of Parent would be in the interests of all stakeholders of NXP, including its shareholders, employees and customers.

Other Reasons

The NXP Board also considered a number of other reasons for recommending that the Offer is acceptable to NXP’s shareholders, including, among other things:

Likelihood of Consummation. The likelihood of satisfaction of all conditions to the completion of the proposed transactions, including the closing conditions to the Offer included in the Purchase Agreement. The NXP Board considered that the Offer would likely be consummated, based on, among other things:

•	the conditions to the Offer were reasonable, and which, in the case of the condition relating to the accuracy of the Company’s representations and warranties, are generally subject to a “material adverse effect” qualification;

•	the Offer is not subject to any financing condition and the NXP Board also considered the debt commitment obtained by Parent prior to the execution of the Purchase Agreement;

•	the likelihood that the transactions would be approved by the requisite regulatory authorities; and

•	the other conditions to the Offer were customary.

Minimum Condition; Terms of the Offer. The other terms of the Offer, including the fact that the Offer is conditioned on the Minimum Condition and the fact that Buyer may not, without the consent of the Company, waive or change the Minimum Condition or change the terms of the Offer (except as provided in the Purchase Agreement) in a manner that (i) decreases the Offer Consideration, (ii) changes the form of consideration to be paid in the Offer, (iii) decreases the number of Shares sought in the Offer, (iv) extends or otherwise changes the Expiration Time (except as provided in the Purchase Agreement) or (v) imposes additional conditions to the Offer or otherwise amends, modifies or supplements the Offer in a manner adverse to the Company’s shareholders. If the Company’s shareholders at the EGM approve certain resolutions related to the Asset Sale and the Second Step Transaction, the Minimum Condition will be deemed to be a reference to 80% and that Buyer, with NXP’s prior written consent (which will not be unreasonably withheld, conditioned or delayed), may at any time lower the Minimum Condition from 95% to a percentage not less than 70%, both of which have the effect of increasing certainty of completing the Offer.

Other Terms of the Purchase Agreement. The NXP Board considered the terms and conditions of the Purchase Agreement, including, among other things, the parties’ representations, warranties and covenants, and the parties’ ability to terminate the Purchase Agreement. The NXP Board also considered certain provisions of the Purchase Agreement, including, among others:

•	the provisions in the Purchase Agreement that provide, among other things, that the following are excluded from the determination of whether a “Company Material Adverse Effect” (as defined and more fully described in “Section 11—The Purchase Agreement; Other Agreements” in the Offer to Purchase) has occurred:

•	the announcement of the transactions (including by reason of Buyer’s identity), including the impact thereof on relationships of the Company with its employees, customers, suppliers or partners, subject to certain exceptions;

•	shareholder and certain other third party litigation relating to the transactions;

•	actions taken pursuant to the Purchase Agreement or at the direction of Buyer (including any actions taken in connection with the Internal Reorganization prior to Closing); and

•	a general downturn in the semiconductor industry, adverse developments generally affecting both the Company and other participants in the semiconductor industry and a decline in the share price of the Company;

•	that the Company will carry on its business in the ordinary course consistent with past practice and, subject to specified exceptions, that the Company will not take a number of actions related to the conduct of its business without the prior written consent of Buyer, and that these covenants may limit the ability of the Company to pursue business opportunities that it would otherwise pursue;

•	the protection afforded by Buyer’s covenants relating to receiving all regulatory approvals and obtaining the debt financing in each case that are required to complete the transactions contemplated by the Purchase Agreement;

•	the Company’s obligation to complete in all material respects the Internal Reorganization;

•	the alternative of the Asset Sale and Second Step Transaction, subject to approval by the Company’s shareholders, would enhance certainty of completing the transactions contemplated by the Purchase Agreement, and the fact that the Asset Sale and Second Step Transaction structure has become a customary post-closing restructuring alternative for public offers for Netherlands domiciled companies and that, per the terms of the Asset Sale and Second Step Transaction, the holders of the Shares would be offered or receive the same price per Share as would be paid in the Offer, subject to withholding tax (including Dutch dividend withholding tax (dividendbelasting);

•	that the approval of resolutions relating to the Asset Sale and Second Step Transaction at the EGM would allow the Company to gain greater certainty on the completion of the Offer and the other transactions contemplated by the Purchase Agreement (thereby by allowing its stakeholders to realize the overall benefits of the transactions contemplated thereby), including by the lowering of the Minimum Condition to 80%, or potentially 70%, without disproportionately harming any stakeholder’s interests including those of any non-tendering shareholders;

•	the conditioning of the Asset Sale and Second Step Transaction on approval by the Company’s shareholders at the EGM;

•	the requirement that Buyer commence a Subsequent Offering Period of at least 10 business days after the closing of the initial Offer and that, if Buyer publicly announces its intention to implement the Asset Sale prior to the expiration of the Subsequent Offering Period, Buyer will extend the Subsequent Offering Period for at least five business days, which will permit any remaining shareholders who have not then tendered into the Offer to tender their Shares in exchange for Offer Consideration;

•	the importance of the Subsequent Offering Period and Minority Exit Offering Period in that both would allow non-tendering shareholders who may be subject to different and potentially adverse tax treatment (including withholding tax treatment) on the consideration received in respect of their Shares in the Second Step Transaction and the Second Step Distribution (as compared to the Offer) an additional opportunity to tender their Shares into the Offer and avoid any such disparate treatment with the knowledge that the Second Step Distribution would be consummated; and

•	the fact that if Buyer acquires 95% or more of the outstanding Shares as of the expiration of the Subsequent Offering Period (as it may be extended by the Minority Exit Offering Period), the Post-Offer Steps will be undertaken by means of the Asset Sale and, upon the closing of such Asset Sale, the commencement of a Compulsory Acquisition by Buyer of Shares from any Minority Shareholders.

Negotiation of Purchase Agreement. The NXP Board’s view is that the Purchase Agreement and related transaction documents were the product of arm’s length negotiations and contained customary terms and conditions.

The NXP Board also considered a number of uncertain risks in its deliberations concerning the Purchase Agreement and the transactions contemplated thereby, including, among others:

No Ongoing Equity Interest in the Company. The NXP Board considered the fact that the shareholders of the Company will have no ongoing equity interest in the Company, meaning that the shareholders will cease to participate in the Company’s future growth or to benefit from increases in the value of the Shares.

Inability to Solicit Other Takeover Proposals. The NXP Board considered the covenant in the Purchase Agreement prohibiting the Company from further soliciting other potential acquisition proposals, and restricting its ability to entertain other potential acquisition proposals unless certain conditions are satisfied. The NXP Board noted the fact that the Company would be obligated to pay termination compensation of $1,250,000,000 in cash if the Purchase Agreement was terminated under certain circumstances, including if the Company accepted a superior proposal, and that the amount of the termination compensation was reasonable, particularly in light of the active solicitation of interest from other potentially interested parties conducted prior to the execution of the Purchase Agreement by the NXP Board with the assistance of the Company’s management and representatives of Qatalyst. The NXP Board also noted that the termination compensation was necessary to induce Buyer to enter into the Purchase Agreement and, after taking into account Dutch fiduciary standards and customary terms and conditions relating to the non-solicitation provisions, would not under the circumstances preclude or deter a third party with sufficient strategic interest and financial capability from making a competing proposal for the Company. The NXP Board considered that the Purchase Agreement permits the Company and the NXP Board to respond to a competing proposal that the NXP Board determines is a superior proposal, subject to certain customary restrictions imposed by the Purchase Agreement and the requirement that the Company pay Buyer termination compensation if the Company terminates the Purchase Agreement to accept a superior proposal.

Identity of Buyer. The NXP Board considered the fact that Buyer is a newly formed Dutch entity with no assets and no operating history but considered it reasonable to transact with Buyer in light of the fact that Parent entered into the Letter Agreement with Buyer pursuant to which Parent agreed to (i) take all actions necessary to ensure that Buyer performs, satisfies and discharges all of its obligations under the Purchase Agreement and (ii) ensure that Buyer is at all times solvent under all applicable laws (as described above in “—Past Contacts, Transactions, Negotiations and Agreements” in Item 3 of this Schedule 14D-9). The NXP Board also considered that Buyer entered into the U.S. Pledge Agreement and Dutch Pledge Agreement pursuant to which Buyer granted the Company a security interest to enable the Company, under certain specified circumstances, to enforce the Letter Agreement against Parent (as described above in “—Past Contacts, Transactions, Negotiations and Agreements” in Item 3 of this Schedule 14D-9). In addition, Buyer will deliver one or more letters of credit (each, a “Letter of Credit”) in the Company’s favor in the amount of the reverse termination compensation ($2,000,000,000) within 30 days after signing the Purchase Agreement and the Company can draw on any of the Letters of Credit subject to certain conditions.

Failure to Close. The NXP Board considered that the conditions to Buyer’s obligation to accept for payment and pay for the Shares tendered pursuant to the Offer and to consummate the Post-Offer Steps are subject to conditions, and the possibility that such conditions may not be satisfied, including as a result of events outside of the Company’s control. The NXP Board also considered the fact that, if the Offer, the Post-Offer Steps and Internal Reorganization are not completed, the Company’s directors and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the transactions, and the Company will have incurred significant transaction costs attempting to consummate the transactions. The NXP Board also considered the fact that, if the Offer and the Post-Offer Steps are not completed, the market’s perception of the Company’s continuing business could potentially result in a loss of customers, business partners, collaboration partners and employees and that the trading price of the Shares could be adversely affected. The NXP Board also considered the fact that the Company has and will continue to incur significant transaction costs and expenses in connection with the proposed transactions, regardless of whether or not such transactions are consummated.

Reverse Termination Compensation. The NXP Board considered the requirement under the Purchase Agreement that, in the event that the Offer fails to be consummated under specified circumstances, particularly circumstances relating to the failure to obtain antitrust approvals or failure to complete in all material respects the Internal Reorganization, Buyer will pay to the Company termination compensation of $2,000,000,000 in cash.

Effect of Announcement. The NXP Board considered the effect of the public announcement of the transactions on the Company’s operations, Share price, employees, customers and suppliers as well as its ability to attract and retain key personnel while the transactions are pending and the possibility of any suit, action or proceeding in respect of the Purchase Agreement or the transactions contemplated thereby.

Interests of the Company’s Directors. The NXP Board considered the financial interests of the directors of the NXP Board in the Purchase Agreement and the transactions contemplated thereby, including the Offer, as described in “—Past Contacts, Transactions, Negotiations and Agreements—(a) Arrangements with Current Executive Officers and Directors of the Company” in Item 3 of this Schedule 14D-9, and considered whether a potential conflict of interest existed in relation to any of the directors of the NXP Board, concluding that this was not the case.

Tax Treatment. The NXP Board considered that the receipt of the cash consideration by U.S. holders of Shares in the Offer and the Post-Offer Steps will be a taxable transaction for such holders for U.S. federal income tax purposes. The NXP Board also considered the applicable withholding taxes (including Dutch dividend withholding tax (dividendbelasting)) and other taxes, if any, imposed on the Company’s shareholders in respect of the Second Step Distribution. Please see Section 5— “Certain Tax Consequences” of the Schedule TO for a more detailed discussion of the U.S. federal income tax and Dutch consequences of the Offer and the Post-Offer Steps.

Other Stakeholder Considerations

The NXP Board considered certain stakeholder considerations, including:

•	Employees. The opportunity for NXP employees to continue leveraging their talents as part of Parent’s group of companies, given Parent’s sound financial position, strong Research and Development efforts, and the fact that the combined company could be an industry leader. Buyer’s agreement to provide (or cause one of its affiliates to provide) each Continuing Employee with compensation that is substantially comparable in the aggregate to what such Continuing Employee was entitled to immediately prior to the date of the Closing, and benefits that are substantially comparable in the aggregate to either those benefits generally made available as of the date of the Purchase Agreement by the Company to such employees or by Buyer to similar situated employees of Buyer and its affiliates, as determined by Buyer in its sole discretion. In addition, each NXP Option, NXP RSU and NXP PSU that is vested as of the Closing would be canceled in exchange for a cash payment equal to the Offer Consideration (less the exercise price for NXP Options), less any applicable withholding taxes and other deductions. Each NXP Option, NXP RSU and NXP PSU of the Company that is unvested as of the Closing will be converted into an equivalent award with respect to a number of Qualcomm Shares (adjusted using the Equity Award Adjustment Ratio) with the same terms and conditions, including vesting schedule and acceleration upon termination, except that NXP PSUs will no longer be subject to the achievement of performance goals (but will remain subject to any time- or service-based vesting conditions). In addition, the Company’s employees will receive pro-rated cash bonuses for the year the Closing occurs based on actual Company performance through Closing as determined by the Company Board’s Nominating and Compensation Committee.

•

Strength of Combined Companies. The combined company is expected to have annual revenues of more than $30 billion, serviceable addressable markets of $138 billion in 2020 and technology leadership positions across mobile, automotive, Internet of Things, security, Radio Frequency and networking. In addition, through the combination of complementary products and technologies, the combined company would have an improved ability to serve the interests of its current customers, as well as the resources to meaningfully enhance its Research and Development capabilities. The combination of Parent’s and the Company’s deep customer and ecosystem relationships and distribution channels would enable the delivery of leading products and platforms at scale in mobile, automotive, IoT, security and networking and that Parent’s and the Company’s strong fit would bring opportunities for the Company’s employees, customers and suppliers. In addition, the combined company is expected to be a creditworthy and attractive party for its suppliers, creditors and finance providers, and is expected to be able to repay, service or refinance any current indebtedness, and to comply with the financial covenants applicable to such indebtedness.

•	NXP Board Composition. The Purchase Agreement requires two of the Company’s independent directors to remain on the NXP Board after completion of the Offer until the earlier of (i) such time after the Acceptance Time as Buyer owns 100% of the outstanding Shares, (ii) the Second Step Distribution being paid in full and (iii) the completion of the Second Step Transaction. The NXP Board noted that the Independent Directors would remain on the NXP Board to protect certain interests of Minority Shareholders and will have veto rights in respect of (a) restructurings that could reasonably be expected to lead to a dilution of Minority Shareholders (other than (i) pursuant to a rights issue by the Company or any other share issue where the Minority Shareholders have been offered an opportunity to subscribe pro rata to their then existing shareholding in the Company, (ii) the Asset Sale and the Second Step Distribution or (iii) the Asset Sale and the Compulsory Acquisition) and (b) any other form of unequal treatment that prejudices or could reasonably be expected to prejudice or negatively affect the value or voting rights of the Shares held by Minority Shareholders (other than (i) the Asset Sale and the Second Step Distribution or (ii) the Asset Sale and the Compulsory Acquisition).

The discussion of foregoing reasons considered by the NXP Board is intended to be a summary, and is not intended to be exhaustive; rather it summarizes the principal reasons considered. In light of the variety of reasons and the quality and amount of information considered, the NXP Board did not find it practicable to, and did not make specific assessments of, quantify or assign relative weights to the specific reasons considered in (i) making the determination that the Purchase Agreement and the transactions contemplated thereby (other than the Designated Post-Offer Transactions) are in the best interests of the Company, its business and strategy, and its shareholders, employees, customers and other stakeholders, (ii) determining to support the Offer and the transactions contemplated thereby (other than the Designated Post-Offer Transactions) and (iii) recommending the Offer for acceptance to the Company’s shareholders, in each case, subject to the terms and conditions of the Purchase Agreement and the other documents contemplated thereby. Rather, the NXP Board made its determination based on the totality of all reasons taken together. In considering the reasons discussed above, individual directors may have given different weights to different reasons.

Item 8.	Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

(a) By adding the following new paragraph after the first paragraph under the heading “Additional Information Concerning the Projections” beginning on page 47:

The non-GAAP financial measures included in “Certain NXP Management Projections” in this Item 8 constitute forward-looking information, and NXP believes that a quantitative reconciliation of such forward-looking information to the most comparable financial measure calculated and presented in accordance with GAAP cannot be made available without unreasonable efforts. A reconciliation of these non-GAAP financial measures would require NXP to quantify stock based compensation expense, merger-related costs, purchase price accounting effects, amortization expense of acquisition-related intangibles, asset impairment charges, restructuring charges and gains or losses relating to sales of assets. These items cannot be reliably quantified due to the combination of variability and volatility of such components and may, depending on the size of the components, have a significant impact on the reconciliation.

(b) By replacing the text of the fourth paragraph under the heading “Additional Information Concerning the Projections” beginning on page 47 in its entirety as follows:

The assumptions and estimates underlying the Projections, all of which are difficult to predict and many of which are beyond the control of the Company, may not be realized. There can be no assurance that the underlying assumptions will prove to be accurate or that the forecasted results will be realized, and actual results likely will differ, and may differ materially, from those reflected in the Projections, whether or not the Offer and the related transactions are completed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 2, 2016

NXP SEMICONDUCTORS N.V.

By:	/s/ Dr. Jean A.W. Schreurs
Dr. Jean A.W. Schreurs SVP and Chief Corporate Counsel